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                                                                       Exhibit 3

October 4, 1995

TO ALL BENEFICIAL HOLDERS OF
SUNRISE PRESCHOOLS, INC.
REDEEMABLE PURCHASE COMMON STOCK
WARRANTS (THE "WARRANTS")

         Notice is hereby given that SUNRISE PRESCHOOLS, INC. (the "Company") has reduced the exercise price of its Warrants [CUSIP No. 867693 11 1] from $5.00 per Warrant to $1.00 per Warrant, and has extended the expiration date of the Warrants to November 6, 1995. As conditions to such reduction and extension, the Company has provided that each Warrantholder will be permitted to exercise only one of each sixteen Warrants he or she holds, and that the Warrants shall be non-transferable for their remaining term. Beneficial owners of Warrants desiring to have their Warrants exercised by the nominee record holder of such Warrants should complete the attached Response Form and sent it with a check for the aggregate exercise price to their nominee record holder, in accordance with the instructions set forth in the Response Form. The Company will only accept exercises in whole share increments.

         Enclosed is a Prospectus relating to the Common Stock into which the Warrants are exercisable. On April 28, 1995, the Registration Statement registering the securities issuable upon the exercise of the Warrants was declared effective by the United States Securities and Exchange Commission (the "SEC"). The SEC has determined that reduction of the exercise price of the Warrants is an issuer tender offer. Accordingly, the enclosed materials also serve as notice to the holders of the Company's Warrants that the Company has commenced a tender offer for all of its outstanding Warrants.

         Because the SEC has determined that the reduction of the Warrant exercise price constitutes an issuer tender offer, the Company is unable to forward the securities into which the Warrants are exercisable until after November 6, 1995. The Company will forward such securities to the appropriate persons as soon as practicable after November 6, 1995. Persons exercising Warrants prior to November 6, 1995, may revoke such election so long as such revocation is received by the Company prior to November 6, 1995.

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         Warrant exercises will be accepted only from Warrantholders who reside in states where there is an effective registration of the shares of Common Stock issuable upon exercise of the Warrants, unless the state in which such Warrantholder resides has an available registration exemption. This offer is void where prohibited.

         Additional information regarding the exercise price reduction and the tender offer is contained in the materials accompanying this notice.

         Instructions regarding the method of exercising the Warrants are also contained in the materials accompanying this notice. Any questions regarding the exercise price reduction, the tender offer or the exercise of the Warrants should be directed to the undersigned, at (602) 860-1611.

                                          Very truly yours,



                                          Ronald J. O'Connor
                                          Controller